Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

January 7, 2013

VIA EDGAR TRANSMISSION

Mr. Vincent Di Stefano

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hatteras Core Alternatives Fund, L.P. (Registration Nos. 333-176623; 811-21685);
Hatteras Core Alternatives TEI Fund, L.P. (Registration Nos. 333-176624; 811-21665);
Hatteras Core Alternatives Institutional Fund, L.P (Registration Nos. 333-176639; 811 21986); and
Hatteras Core Alternatives TEI Institutional Fund, L.P. (Registration Nos. 333-176625; 811-21985)
(each a “Fund” and collectively, the “Funds” or the “Registrant”)

Dear Mr. Di Stefano:

Set forth below are our responses to your comments on each Fund’s Preliminary Proxy Materials (collectively, the “Proxy Statement”) filed on December 19, 2012 in connection with a special meeting (the “Meeting”) of limited partners (“Partners”) of Funds being held to: (i)(a) approve the investment co-management agreement between Hatteras Master Fund, L.P. (the “Master Fund”) and Hatteras Investment Partners, LLC (“HIP”) (the “New HIP Agreement”); (i)(b) approve an investment co-management agreement among the Master Fund, HIP and Morgan Creek Capital Management, LLC (“MCCM”) (the “MCCM Agreement”) and the ratification, on behalf of the Funds, of distributions received by MCCM as a member of HIP and Hatteras Investment Management, LLC (“HIM”), the general partner of the Master Fund; and (ii) to approve the election of seven nominees to the Boards of Directors of the Funds (the “Board”). Page references are to the Proxy Statement of the Hatteras Core Alternatives TEI Fund, L.P. as filed with the Securities and Exchange Commission (the “Commission”) on December 19, 2012. Capitalized terms not otherwise defined herein have the meaning set forth in the Proxy Statement.

First Page After Cover Page

1.            What does it mean to “formalize the relationship with MCCM”? Was MCCM serving as an adviser without shareholder approval? What services were being provided by MCCM?

The Registrant does not believe that MCCM was serving as an adviser without shareholder approval. MCCM has never been paid an advisory fee for managing the Master Fund. Rather, MCCM is an owner (or “Member”) of HIP and HIM and receives distributions from HIP and HIM in its capacity as a Member of HIP and HIM under HIP’s operating agreement and a member agreement among HIP, HIM and MCCM initially entered into in 2004, and amended from time to time (the “Current Member Agreement”). HIP, MCCM and the Board believe that, going forward, the Master Fund and its shareholders would benefit from MCCM’s appointment as an adviser to the Master Fund.

2.            Related to the questions in Number 1, was MCCM serving as an adviser without a Section 15(c) contract? If so, how is that permissible? If not, how can this be ratified? Alternatively, why is ratification necessary?

As noted above, the Registrant does not believe that MCCM was serving as an adviser to the Master Fund. Nevertheless, out of an abundance of caution, the Board is proposing that distributions received by MCCM as a Member of HIP and HIM be ratified.

3.            Why is the fate of HIP tied to shareholder approval of the MCCM Agreement? In other words, why must both agreements be approved in order for each agreement to become effective?

The Board has determined that having the resources of both HIP and MCCM in a complementary manner in the management of the Master Fund is in the best interests of shareholders. The proposed arrangement contemplates agreements that are tied to one another. This is not much different than a typical sub-advisory arrangement where the sub-adviser’s agreement is conditioned on the principal advisory agreement remaining in effect. In this instance, the Board recommends that HIP and MCCM serve as co-advisers, so each agreement would be conditioned on the other.

4.            Why would shareholders want to approve the ratification? What is meant by “ratification”? This is unfamiliar to the reviewer in the context of Section 15(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

As discussed above, the Registrant does not believe that MCCM was acting as an un-approved adviser in the past. It is permissible for a limited liability company to make distributions to an owner (or member) of that company pursuant to a member agreement. However, because it is proposed that MCCM become investment co-manager of the Master Fund but retain the compensation structure set forth in the Current Member Agreement, out of an abundance of caution, the Board has determined to propose that shareholders ratify the retention of distributions that MCCM has received as a Member of HIP and HIM. There are a number of instances in the past where registered investment companies have requested that shareholders ratify the retention of advisory fees (See e.g., definitive proxy statements filed by Touchstone Strategic Trust, January 12, 2010; AIP Alternative Strategies Funds, July 31, 2009; Reserve Funds, et al., February 23, 2007; Credit Suisse Trust, February 28, 2003). Importantly, unlike the case of the Registrant, those were situations where clearly there had been no valid advisory agreement in place. In the case of the Registrant, where the Board does not believe that MCCM was acting as an adviser in the past, ratification is even more appropriate.

Page iii

5.            Please provide an estimate of costs in the answer to the question: “Will the Fund pay for proxy solicitation and related legal costs?”

The Registrant will make the requested change in the definitive proxy statement.

Proxy Statement

6.            Related to the questions in Number 4 above, what does “ratification” mean vis-à-vis Section 15(c)?

Please refer to the Registrant’s answer in Number 4, above.

7.            How long has the relationship with MCCM been in effect? How much has MCCM been paid to date? What is the rate of payment? Over what time period was MCCM paid? Is there any kind of arrangement written down?

HIP, HIM and MCCM entered into the Current Member Agreement in 2004. From 2004 to date, MCCM has received approximately $27,000,000 (as disclosed in the proxy statement) in distributions from HIP and HIM. Under the Current Member Agreement, MCCM is entitled to receive a distribution equal to 30% of any Management Fees received by HIP from the Master Fund on the first one billion dollars of assets under management (“AUM”) of the Master Fund; 40% of Management Fees on the second billion dollars of AUM of the Master Fund; and 50% of Management Fees on AUM of the Master Fund over two billion dollars. Additionally, MCCM is entitled to receive a distribution equal to 30% of the Performance Allocation received by HIM from the Master Fund on the first one billion dollars of AUM of the Master Fund; 40% of the Performance Allocation on the second billion dollars of AUM of the Master Fund; and 50% of the Performance Allocation on AUM of the Master Fund over two billion dollars.

8.            With respect to Proposal 1.A., approval of the New HIP Agreement, please state the full name of the agreement for comprehension purposes.

The Registrant will make the requested change in the definitive proxy statement.

9.            What is Mark Yusko’s position at HIP?

As disclosed in the Funds’ registration statements on Form N-2, Mark Yusko serves as Chief Investment Officer of the Master Fund.

10.          Does MCCM have an ownership interest in HIP?

Yes; as discussed earlier, MCCM is a Member of HIP. All distributions received by MCCM from HIP have been as a Member.

11.          How are the previous payments and current payments not Section 17 prohibited transactions?

The previous/current distributions were made to MCCM as a Member of HIP and HIM pursuant to the Current Member Agreement, which does not raise issues under Section 17 of the 1940 Act. In addition, the proposed payments to MCCM as investment co-manager of the Master Fund also do not raise any issues under Section 17 because payments by an adviser to an affiliated co-adviser are not barred by Section 17.

12.          If the MCCM agreement is terminated the HIP agreement will also terminate. Why?

Please see the Registrant’s answer to Number 3, above.

13.          The HIP and MCCM arrangement looks like a sub-advisory relationship. What services did MCCM provide under the pre-existing arrangement?

As an owner of HIP and HIM, MCCM has agreed to provide services to HIP that are similar to the services to be provided under the proposed MCCM Agreement, except that under the proposed MCCM Agreement, MCCM would be responsible for additional services as an investment adviser to the Master Fund, including, but not limited to, operational due diligence of potential Advisers (as defined in the Funds’ most recent prospectuses) and risk management.

14.          Is Mark Yusko an HIP employee?

Please refer to the Registrant’s answer to Number 9, above.

15.          The third paragraph on page 8 states that the aggregate payments made by HIP and HIM to MCCM are equal to approximately $27 million. Over what time period were these payments made? Were the payments made pursuant to a writing?

Please see the response to Number 7, above.

16.          Under the sub-heading, “Information about MCCM,” the Proxy Statement states that MCCM had assets under management (“AUM”) of approximately $7.5 billion. Did MCCM include the assets of the Fund when calculating this number for purposes of Form ADV?

Because MCCM is an owner of HIP, it included the Master Fund’s assets in its AUM on Form ADV.

17.          How do current services provided by MCCM compare with the services to be provided by MCCM under the MCCM Agreement?

Please refer to the Registrant’s answer to Number 13, above.

18.          On page 11, please include more explicit language on conflicts of interest.

The Registrant believes appropriate language regarding conflicts of interest currently appears on page 11, which states the following:

The MCCM Agreement also provides that on occasions when MCCM deems the purchase of a security to be in the best interest of the Master Fund as well as other clients of MCCM, allocation of the securities so purchased, as well as the expenses incurred in the transaction, will be made by MCCM in the manner which MCCM considers to be the most equitable and consistent with its fiduciary obligations to the Master Fund and to its other clients. HIP agrees that MCCM and its affiliates may give advice and take action in the performance of their duties with respect to any of their other clients that may differ from advice given, or the timing or nature of actions taken, with respect to the Master Fund. HIP also acknowledges that MCCM and its affiliates are fiduciaries to other entities and persons, some of which have similar investment objectives (and will hold the same or similar investments) as the Master Fund, and that MCCM will carry out its duties hereunder together with its duties under such relationships.

Therefore, the Registrant respectfully declines the comment.

19.          How do the fees described under “Management Fees” on page 11 compare to the fees MCCM has received to date?

The compensation arrangement under the proposed MCCM Agreement is calculated in an identical manner as the distribution arrangement currently set forth under the Current Member Agreement.

20.          The last sentence of the second paragraph under “Board Approval and Recommendation of Proposals 1.A. and 1.B.” states: “Relying on equitable principles, the Board and Master Fund Board seek ratification of amounts paid by HIP and HIM to MCCM, so as to permit the recipient to retain all such payments.” There is no exception from Section 15(c) to rely on equitable principles. How is ratification possible, or contemplated, here?

Please refer to the Registrant’s answer in Number 4 above. Because the Registrant believes that MCCM received distributions from HIP and HIM lawfully, it is seeking ratification from Partners of such distributions only out of an abundance of caution and under equitable principles to ensure MCCM may retain such distributions. The Registrant notes that Section 47 of the 1940 Act provides for equitable principles in the 15(c) context. In recognition of this, the Registrant is, as other investment companies have done in different situations, seeking ratification.

21.          Please disclose the “other factors deemed relevant” to the Board, as noted under part (7) of the last sentence on page 12.

The Registrant will make the requested change in the definitive proxy statement.

22.          Part (5) of the fourth sentence on page 13 states that the Board considered “ancillary benefits and other factors.” Please disclose the ancillary benefits and other factors that were considered in more detail.

The Registrant will make the requested change in the definitive proxy statement.

23.          Please expand the discussion of the Board’s approval of the New HIP Agreement and MCCM Agreement to include more details of the Board’s consideration of the situation at hand. Specifically, why is it in the shareholders’ best interest to ratify payments made to MCCM? Why is it in the shareholders’ best interest to approve new investment management contracts?

The Registrant will make the requested changes in the definitive proxy statement.

24.          Why is MCCM entitled to more fees for co-managing the Master Fund as assets increase? Why would HIP want this? What does MCCM do that HIP does not?

Under the proposed MCCM Agreement, MCCM is entitled to greater fees as assets increase because that is the business deal that was negotiated between HIP and MCCM. The parties believe this is appropriate and such agreement was approved by the Funds’ Board.

25.          Please disclose why it is appropriate that the Chairman of the Board is an Interested Director.

As disclosed under “Board Composition and Leadership Structure” on page 19, Mr. Perkins, as Chairman and as an Interested Director, “serves as liaison for communications between the directors and the Funds’ management and service providers.” Also as disclosed in that section:

Each of the Board and Master Fund Board believes that its structure is appropriate and facilitates the orderly and efficient flow of information to the directors from HIP and other service providers with respect to services provided to the Funds, potential conflicts of interest that could arise from these relationships and other risks that the Funds may face. Each of the Board and Master Fund Board further believes that its structure allows all of the directors to participate in the full range of the applicable Board’s oversight responsibilities. Each of the Board and Master Fund Board believes that the orderly and efficient flow of information and the ability to bring each director’s talents to bear in overseeing the Funds’ operations is important, in light of the size and complexity of the Core Alternatives Funds and the risks that the Core Alternatives Funds face. Each of the Board and Master Fund Board and its committees review their structure regularly, to help ensure that it remains appropriate as the business and operations of the Core Alternatives Funds, and the environment in which the Core Alternatives Funds operate, change.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2996.

Very truly yours,

/s/ Katherine A. Corey

Katherine A. Corey

cc:	J. Michael Fields, Hatteras Funds
Joshua B. Deringer, Esq.